Exhibit 99.1

ENERFLEX LTD. REPORTS THIRD QUARTER 2023 FINANCIAL AND OPERATIONAL RESULTS

ADJUSTED EBITDA OF $122 MILLION AND $71 MILLION OF OPERATING CASH FLOW

CONTINUED STRONG BOOKINGS AND RECORD ENGINEERED SYSTEMS BACKLOG OF $1.6 BILLION

ON TRACK FOR NET DEBT-TO-EBITDA RATIO OF <2.5 TIMES BY END OF 2023

SUCCESSFULLY INTEGRATING EXTERRAN, CREATING A RESILIENT AND SUSTAINABLE BUSINESS

NEWS RELEASE

CALGARY, Alberta, November 8, 2023 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today reported its financial and operational results for the three and nine months ended September 30, 2023. All amounts are presented in Canadian dollars unless otherwise stated.

Q3 2023 FINANCIAL AND OPERATIONAL OVERVIEW

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Enerflex generated revenue of $778 million in Q3/2023, consistent with Q2/2023 levels, with results driven by continued strong performance from recurring businesses and the North American Engineered Systems product line.

•	The Company’s gross margin was $146 million, or 18.8% of revenue, compared to $147 million, or 18.9% of revenue during Q2/2023.

•	Q3/2023 adjusted earnings before finance costs, income taxes, depreciation, and amortization (“adjusted EBITDA”) was $122 million compared to $142 million in Q2/2023.
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In the quarter, EBITDA was impacted by $17 million of foreign exchange losses, which were partially offset by $3 million of gains on associated instruments. Additionally, there is $8 million of interest income that is not reflected in adjusted EBITDA.

•

Repaid $41 million of long-term debt, consistent with the Company’s focus on strengthening the balance sheet. However, reported long-term debt only declined by $5 million in the quarter due to the negative impact of a strengthening of the U.S. dollar on the outstanding debt balance.

•	Cash provided by operating activities was $71 million, which included working capital recovery of $15 million. This is a $75 million improvement over cash used in operating activities in Q2/2023.

•

Invested $26 million in capital expenditures, including $8 million of maintenance capital across the global Energy Infrastructure fleet, and $13 million of investments to satisfy customer commitments for electric drive equipment in the USA fleet.

•	Recorded strong Engineered Systems bookings of $560 million in Q3/2023 and $1.4 billion during the first nine months of 2023, an increase of approximately $500 million year-over-year.
○	Engineered Systems backlog increased to a record $1.6 billion, providing strong visibility into future revenue generation and business activity levels into late-2024.

•	Remain on-track to achieve US$60 million of cost savings within 18-months of the closing of the transaction (the “Transaction”) to acquire Exterran Corporation (“Exterran”).

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Capitalized on continuing robust demand for natural gas, and for electric drive compression, as customers aim to decarbonize their operations. Customer activity levels remained strong in the quarter, particularly for cryogenic natural gas processing facilities, reflecting Enerflex’s expanded product offering as a result of the transaction.

“We delivered solid operating results across Enerflex’s geographies during the third quarter,” said Marc Rossiter, Enerflex’s President and Chief Executive Officer. “Our expanded global footprint has allowed for operational results that are less influenced by the economics, rig counts, and commodity prices of any single region or production basin. Our bookings in the quarter for compression, electrification, and cryogenic gas processing facilities reflect demand originating from three continents, multiple producing basins, and natural gas, NGL, CO2, and low carbon energy projects. Integration and synergy realization related to the Exterran transaction is progressing, including executing the streamlining of our global manufacturing facilities from five to three, exiting non-core geographies, and selective monetization of non-core assets that will lead to improvements in our cost structure for years to come. We expect these actions, coupled with our focus on profitable core operations, will enable continued debt reduction in the near term and enhance our ability to deliver shareholder returns over the mid-and-long term.”

Preet Dhindsa, Enerflex’s Interim Chief Financial Officer, added, “Enerflex delivered solid results for the third quarter, with a $1.6 billion backlog in Engineered Systems providing over twelve months of revenue visibility for our shareholders. The work ahead of us is clear, and with the support of Enerflex’s strong leadership team and talented employees, we are improving the profitability and resiliency of the business, with an objective to generate sustainable cash flow, reduce debt levels, and position the company to make prudent capital allocation decisions. I am excited to have joined this team and to help unlock the business’ full potential for the benefit of our shareholders, customers, employees, and other stakeholders.”

SUMMARY RESULTS

	Three Months Ended			Nine Months Ended
$ Canadian millions, except percentages, per share amounts, and ratios	September 30, 2023	June 30, 2023	September 30, 2022[1]	September 30, 2023	September 30, 2022[1]
Revenue	778	777	393	2,380	1,088
Gross margin	146	147	79	454	196
Selling and administrative expenses[2]	115	100	55	330	145
Operating income	31	47	24	124	51
Earnings before finance costs, income taxes, depreciation and amortization (“EBITDA”)	104	111	(2)	323	70
Earnings before finance costs and income taxes (“EBIT”)	33	48	(24)	126	4
Net earnings (loss)	6	(3)	(32)	16	(19)
Cash provided by (used in) operating activities	71	(4)	38	64	36

Key Financial Performance Indicators (“KPIs”)[3]
Engineered Systems bookings	560	322	348	1,398	898
Engineered Systems backlog	1,566	1,430	884	1,566	884
Gross margin as a percentage of revenue	18.8%	18.9%	20.0%	19.1%	18.0%
Adjusted EBITDA	122	142	55	387	137
Distributable cash flow	43	52	28	150	71
Long-term debt	1,403	1,408	368	1,403	368
Net debt	1,240	1,234	170	1,240	170
Bank-adjusted net debt-to-EBITDA ratio[4]	2.7	2.8	-	2.7	-
Return on capital employed (“ROCE”)[5]	3.0%	1.0%	1.6%	3.0%	1.6%

1 Comparative figures represent Enerflex’s results prior to the closing of the acquisition of Exterran on October 13, 2022, and therefore do not reflect pre-acquisition historical data from Exterran.

2 SG&A includes foreign exchange losses related to the devaluation of the Argentine Peso of $17 million for the three months ended September 30, 2023, $12 million for the three months ended June 30, 2023 and $41 million for the nine months ended September 30, 2023.

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3 These KPIs are non-IFRS measures that are not standardized measures under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar non-IFRS measures disclosed by other issuers. Refer to “Non-IFRS Measures” of this news release for the most directly comparable financial measure.

4 The bank-adjusted net debt to EBITDA ratio is calculated based on the covenant requirements in effect at September 30, 2023. The current covenant compliance was not in effect during the three and nine months ended September 30, 2022 due to the pending close of the Transaction.

5 Determined by using the trailing 12-month period.

Enerflex’s unaudited interim condensed consolidated financial statements and notes (the “financial statements”) and Management’s Discussion and Analysis (“MD&A”) as at and for the three and nine months ended September 30, 2023, can be accessed on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

BALANCE SHEET

As at September 30, 2023, Enerflex’s net debt balance was $1.2 billion, which includes $163 million of cash and cash equivalents, and the Company maintains strong liquidity with access to $328 million under its credit facility. Enerflex’s bank-adjusted net debt-to-EBITDA ratio was approximately 2.7 times compared to 2.8 times at the end of Q2/2023 and 3.3 times at the end of Q4/2022.

DELIVERING SUSTAINABLE RETURNS TO SHAREHOLDERS

Enerflex is committed to paying an attractive and sustainable quarterly cash dividend to shareholders. The Board of Directors (the “Board”) has declared a quarterly dividend of $0.025 per share, payable on January 10, 2024, to shareholders of record on November 21, 2023.

2023 GUIDANCE

•	Enerflex is reaffirming all of its full-year 2023 financial guidance as last provided with our second quarter results.

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The Company anticipates adjusted EBITDA as currently reported to be at the low end of its guidance range, inclusive of the impact from volatility in foreign exchange markets. The ongoing devaluation of the Argentine Peso resulted in foreign exchange losses of $41 million during the nine months ended September 30, 2023, which is reported in SG&A. Also recorded in SG&A is $3 million of investment income earned from associated instruments that partially offsets the impact of these foreign exchange losses. Additionally, there is $23 million of interest income on cash and associated instruments reported as part of net finance costs.

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Enerflex anticipates total 2023 PP&E and growth capital expenditures of US$80 million to US$90 million, approximately half of which is for the completion of two Build-Own-Operate-Maintain produced water projects that were originally anticipated in 2022 but were largely recognized in Q1/2023. In addition, Enerflex plans to invest in various small-scale, customer-sanctioned projects in the USA, Latin America and Eastern Hemisphere regions.

•	Enerflex expects its other non-discretionary expenditures, which includes net working capital, finance costs, cash income taxes and dividends, to total US$180 million to US$210 million.

OUTLOOK

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Heading into 2024, Enerflex’s performance will be underpinned by recurring Energy Infrastructure and After-market Services product lines, including a large platform of international assets that are expected to continue serving the growing need for reliable power and energy independence. The Company’s USA contract compression fleet is expected to benefit from ongoing strength in customer demand.

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Complementing Enerflex’s recurring businesses is the Engineered Systems product line, which carries a record backlog of $1.6 billion. The Company expects the majority of its backlog to convert into revenue over the next 12 months.

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Enerflex is targeting a disciplined capital program in 2024. In addition, the Company will continue to regularly review opportunities to optimize its geographic footprint and business platform. Enerflex will prioritize debt reduction, synergy realization, and operational efficiency. The company also continues to evaluate its target

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long-term capital structure and capital allocation parameters and expects to provide more clarity in coming months.

•

The long-term fundamentals for natural gas are robust, given its critical role in supporting global decarbonization efforts and future economic growth. Enerflex is poised to capitalize on the growing demand for low-carbon solutions through its vertically integrated natural gas and energy transition offerings.

CONFERENCE CALL AND WEBCAST DETAILS

Enerflex’s senior leadership team will be hosting a conference call and webcast to discuss the Company’s third-quarter 2023 results on Thursday, November 9, 2023 at 8:00 am (MST).

To participate, register at https://register.vevent.com/register/BIfe1a07a41b3c4203a82f8db9db044faf. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The live audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/63m7oagi/.

NON-IFRS MEASURES

Throughout this news release and other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flows, including operating income, EBIT, EBITDA, adjusted EBITDA, distributable cash flow, net debt, net debt to EBITDA ratio, bank-adjusted net debt to EBITDA ratio, ROCE, and Engineered Systems bookings and backlog. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, the non-IFRS measures should not be considered more meaningful than generally accepted accounting principles measures, such as net earnings or any other measure of performance determined in accordance with IFRS, as indicators of Enerflex’s performance. Refer to “Adjusted EBITDA” and “Non-IFRS Measures” of Enerflex’s MD&A for the three and nine months ended September 30, 2023, information from which is incorporated by reference into this news release and can be accessed on Enerflex’s website at www.enerflex.com and under Enerflex’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

ADJUSTED EBITDA

	Three Months Ended			Nine Months Ended

$ millions	September 30, 2023	June 30, 2023	September 30, 2022(1)	September 30, 2023	September 30, 2022(1)

EBIT	33	48	(24)	126	4
Transaction, restructuring, and integration costs	6	12	4	36	14
Share-based compensation	(1)	6	3	9	4
Impairment of goodwill	-	-	48	-	48
Depreciation and amortization	71	63	22	197	66
Finance leases	13	13	2	19	1

Adjusted EBITDA	122	142	55	387	137
(1)	Comparative figures do not reflect pre-acquisition historical data from Exterran.

DISTRIBUTABLE CASH FLOW

	Three Months Ended			Nine Months Ended

$ millions	September 30, 2023	June 30, 2023	September 30, 2022(1)	September 30, 2023	September 30, 2022(1)

Cash provided by (used in) operating activities	71	(4)	38	64	36
Add (deduct):
Net change in working capital and other	(15)	74	(1)	130	56
	56	70	37	194	92
Maintenance capital expenditures	(7)	(13)	(5)	(28)	(11)
Leases	(6)	(5)	(4)	(16)	(11)

Distributable cash flow	43	52	28	150	71
(1)	Comparative figures do not reflect pre-acquisition historical data from Exterran.

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BANK-ADJUSTED NET DEBT TO EBITDA RATIO

The Company defines net debt as short- and long-term debt less cash and cash equivalents at period end, which is then divided by EBITDA for the trailing 12 months. In assessing whether the Company is compliant with the financial covenants related to its debt instruments, certain adjustments are made to net debt and EBITDA to determine Enerflex’s bank-adjusted net debt-to-EBITDA ratio. These adjustments and Enerflex’s bank-adjusted net debt to EBITDA ratio are calculated in accordance with, and derived from, the Company’s financing agreements.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking information within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to Management’s expectations about future events, results of operations, the future performance (both financial and operational) and business prospects of Enerflex, and other matters that may occur in the future. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “create”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions, are intended to identify forward-looking information. In particular, this news release includes (without limitation) forward-looking information pertaining to: the Company’s continued expectations to realize US$60 million of synergies within 18 months from the closing of the Transaction ; the Company’s expectations as to continued robust demand for natural gas, and for electric drive compression, as customers aim to decarbonize their operations; the Company’s objective to generate sustainable cash flow and reduce debt levels, while continuing to invest in the business and the timing associated therewith; the Company’s full-year 2023 financial guidance for adjusted EBITDA, bank-adjusted net debt to EBITDA ratio, annual run-rate synergies, capital expenditures (maintenance, growth and PP&E), and contracted expenditures related to the modularized cryogenic natural gas processing facility; the expectation that the Company’s adjusted EBITDA as currently reported will be at the low end of the guidance range; the Company’s expectations that total 2023 PP&E and growth capital expenditures will be between US$80 million to US$90 million; the Company’s plans to invest in various small-scale, customer-sanctioned projects in the USA, Latin America, and Eastern Hemisphere regions; the Company’s expectations that other non-discretionary expenditures will total US$180 million to US$210 million; the disclosures provided under the heading “Outlook” including expectations that the Company’s (i) performance will be underpinned by recurring Energy Infrastructure and After-Market Services product lines, (ii) USA contract compression fleet will benefit from ongoing strength in customer demand, (iii) backlog of $1.6 billion, will be converted into revenue over the next 12 months, (iv) 2024 capital program will be balanced consisting of maintenance expenditures to support existing operations and select strategic organic growth, and (v) vertically integrated natural gas and energy transition offerings position the Company to capitalize on the growing demand for low-carbon solutions; and the Company’s expectations regarding the continued payment of its quarterly dividend of at least $0.025 per share.

All forward-looking information in this news release is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions, including volatility in the price of crude oil, natural gas, and natural gas liquids, interest rates, and foreign exchange rates; the markets in which Enerflex’s products and services are used; industry conditions, including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure, including new environmental, taxation, and other laws and regulations; the ability to successfully integrate Exterran and the timing and costs associated therewith; expectations and implications of changes in governmental regulation, laws, and income taxes; environmental, social, and governance matters; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information included in this news release, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this news release should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; potential undisclosed liabilities associated with the Transaction but unidentified during the due diligence process; the interpretation and treatment of the Transaction by tax authorities; the success of business integration and the time and costs required to successfully integrate; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks

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associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form for the year ended December 31, 2022, and Exterran’s Form 10-K for the year ended December 31, 2021, accessible on SEDAR+ and EDGAR, respectively; in Enerflex’s MD&A for the year ended December 31, 2022, and in Exterran’s Form 10-Q for the three and six months ended June 30, 2022, accessible on SEDAR+ and EDGAR, respectively; and in Enerflex’s Management Information Circular dated September 8, 2022, and in the Proxy Statement of Exterran and Prospectus of Enerflex dated September 12, 2022, accessible on SEDAR+ and EDGAR, respectively.

The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this news release is made as of the date of this news release and is based only on the information available to the Company at that time, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The 2023 guidance regarding the Company’s future financial performance, including adjusted EBITDA, are based on assumptions about future events, including economic conditions and proposed courses of action, based on Management’s assessment of the relevant information currently available. The guidance is based on the same assumptions and risk factors set forth above and is based on the Company’s historical results of operations. The financial outlook or potential financial outlook set forth in this news release was approved by Management and the Board of Directors as of the date of this news release to provide investors with an estimation of the outlook for the Company for 2023, and readers are cautioned that any such financial outlook contained herein should not be used for purposes other than those for which it is disclosed herein. The prospective financial information set forth in this news release has been prepared by Management. Management believes that the prospective financial information has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments, and represents, to the best of Management’s knowledge and opinion, the Company’s expected course of action in developing and executing its business strategy relating to its business operations. Actual results may vary from the prospective financial information set forth in this news release. See above for a discussion of the risks that could cause actual results to vary. The prospective financial information set forth in this news release should not be relied on as necessarily indicative of future results.

ABOUT ENERFLEX

Transforming Energy for a Sustainable Future. Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, delivering natural gas processing, compression, power generation, refrigeration, cryogenic, and produced water solutions.

Headquartered in Calgary, Alberta, Canada, Enerflex, its subsidiaries, and interests in associates and joint ventures, operate in over 85 locations in: Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Mexico, Peru, the United Kingdom, the Netherlands, the United Arab Emirates, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, Indonesia, and Thailand.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter
President and Chief Executive Officer
E-mail: MRossiter@enerflex.com

Jeff Fetterly
Vice President, Corporate Development and Investor Relations
E-mail: JFetterly@enerflex.com

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